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                           December 13, 2023

       Alan Curtis
       Chief Financial Officer
       Oceaneering International, Inc.
       5875 North Sam Houston
       Parkway West, Suite 400
       Houston, TX 77086

                                                        Re: Oceaneering
International, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed December 6,
2023
                                                            File No. 333-275917

       Dear Alan Curtis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at 202-551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Carina Antweil